================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                   ----------

                                (Amendment No. 5)

                          INLAND STEEL INDUSTRIES, INC.
                                (Name of Issuer)

                     Common Stock, $1.00 par value per share
                         (Title of class of securities)

                                    457472108
                                 (CUSIP number)

                            Gary K. Duberstein, Esq.
                             Greenway Partners, L.P.
                           277 Park Avenue, 27th Floor
                     New York, New York 10172 (212) 350-5100
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 August 5, 1998
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following page(s))
                              (Page 1 of 16 Pages)

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NYFS11...:\92\56392\0003\91\SCH8058W.18B

-----------------------------------           ----------------------------------
CUSIP No. 457472108                    13D               Page 2 of 16 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON              GREENWAY PARTNERS, L.P.
                   I.R.S. IDENTIFICATION NO.             13-3714238
                   OF ABOVE PERSON (ENTITIES ONLY)

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC, OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:              830,000
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:         830,000
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    830,000
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     1.7%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            PN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 457472108                    13D               Page 3 of 16 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             GREENTREE PARTNERS, L.P.
                   I.R.S. IDENTIFICATION NO.            13-3752875
                   OF ABOVE PERSON (ENTITIES ONLY)

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC, OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:              355,000
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:         355,000
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    355,000
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     0.7%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            PN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 457472108                    13D               Page 4 of 16 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON            GREENHOUSE PARTNERS, L.P.
                   I.R.S. IDENTIFICATION NO.            13-3793447
                   OF ABOVE PERSON (ENTITIES ONLY)

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC, AF, OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:            830,000
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:       830,000
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    830,000
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     1.7%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            PN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 457472108                    13D               Page 5 of 16 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             GREENHUT, L.L.C.
                   I.R.S. IDENTIFICATION NO.            13-3793450
                   OF ABOVE PERSON (ENTITIES ONLY)

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC, AF, OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:            355,000
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:       355,000
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    355,000
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     0.7%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            OO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 457472108                    13D               Page 6 of 16 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             GREENBELT CORP.
                   I.R.S. IDENTIFICATION NO.            13-3791931
                   OF ABOVE PERSON (ENTITIES ONLY)

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:              2,939,600
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:         2,939,600
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    2,939,600
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     6.0%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            CO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 457472108                    13D               Page 7 of 16 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             GREENSEA OFFSHORE, L.P.
                   I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC, OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:      Cayman Islands
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:              630,700
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:         630,700
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    630,700
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     1.3%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            PN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 457472108                    13D               Page 8 of 16 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON            GREENHUT OVERSEAS, L.L.C.
                   I.R.S. IDENTIFICATION NO.            13-3868906
                   OF ABOVE PERSON (ENTITIES ONLY)

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC, AF, OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:      Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:            630,700
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:       630,700
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    630,700
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     1.3%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            OO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 457472108                    13D               Page 9 of 16 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             ALFRED D. KINGSLEY
                   I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON (ENTITIES ONLY)

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            PF, AF, OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:      United States
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                28,000
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:           4,755,300
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:           28,000
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:      4,755,300
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                   4,783,300
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     9.7%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            IN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 457472108                    13D              Page 10 of 16 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             GARY K. DUBERSTEIN
                   I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON (ENTITIES ONLY)

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            PF, AF, OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:      United States
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:          4,755,300
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:     4,755,300
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                  4,755,300
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     9.7%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            IN
------------------ -------------------------------------------------------------

            This Amendment No. 5 ("Amendment No. 5") amends the Statement on
Schedule 13D (the "Schedule 13D") filed on February 21, 1997 by and on behalf of Greenway Partners, L.P. ("Greenway"), Greentree Partners, L.P. ("Greentree"), Greenhouse Partners, L.P. ("Greenhouse"), Greenhut, L.L.C. ("Greenhut"), Greenbelt Corp. ("Greenbelt"), Greensea Offshore, L.P. ("Greensea"), Greenhut Overseas, L.L.C. ("Greenhut Overseas"), Alfred D. Kingsley ("Kingsley") and Gary
K. Duberstein ("Duberstein"; and together with the foregoing persons, the "Reporting Persons"). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Since the filing of the Amendment No. 4 to the Schedule 13D, Greenbelt purchased an aggregate of 140,500 Shares for total consideration (including brokerage commissions) of $3,821,250 derived from capital in the accounts that it manages.


ITEM 4.     PURPOSE OF THE TRANSACTION

            On July 20, 1998, the Company commenced an offer (the "Self-Tender Offer") to purchase up to 25,500,000 Shares (approximately 51% of all outstanding Shares) pursuant to a procedure commonly referred to as a "Dutch auction." The terms of the Self-Tender Offer are set forth in the Company's Offer to Purchase dated July 20, 1998 and related letter of transmittal.

            Pursuant to the Self-Tender Offer, the Company has committed to purchase Shares at a single per Share price not greater than $34 nor less than $30 per Share (the "Purchase Price"). The Company will select the lowest price between $30 and $34 per Share that will allow the Company to purchase 25,500,000 Shares. Each stockholder seeking to tender Shares in response to the Self-Tender Offer must (i) specify the price (not greater than $34 nor less than $30 per Share) at which the stockholder is willing to have the Company purchase Shares or (ii) elect to have its Shares purchased at a price determined by the Dutch auction tender process, which could result in all of such person's Shares being purchased at the minimum price of $30 per Share. The Self-Tender Offer is scheduled to close at midnight on Friday, August 14, 1998, unless extended.

            Because the Company will purchase approximately 51% of its outstanding Shares (assuming that 25,500,000 Shares are validly tendered and not withdrawn), the proportionate interest in the Company's outstanding Shares held by stockholders who tender their Shares at a price per Share above the Purchase Price or determine not to tender their Shares necessarily will increase. Thus, if the Reporting Persons do not tender virtually all of their Shares at the lowest possible price provided for in the Self-Tender Offer or elect to have their Shares purchased at a price determined by the Dutch auction tender process, their proportionate interest in the Company's outstanding Shares will increase from 9.7% to in excess of 10%. In addition, the Reporting Persons own approximately 360,100 shares of common stock of Ryerson Tull,Inc., an 87% owned subsidiary of the Company. According to the Company's Offer to Purchase, the Reporting Persons may receive from the Company additional shares in connection with their holdings of shares of common stock of Ryerson Tull on terms yet to be determined (the "Possible Ryerson Transaction").

            On November 25, 1997, the Company adopted a Rights Agreement (the "Poison Pill") under which stockholders hold one right per each Share. The rights will separate from the Shares and will be distributed if, among other things, the Board of Directors of the Company declares, in accordance with the Poison Pill, that a person who is the beneficial owner of 10% or more of the outstanding Shares is an "Adverse Person" (a "Triggering Event"). Accordingly, following the closing


                               Page 11 of 16 Pages
of the Self-Tender Offer, the Reporting Persons would be at risk of being declared an "Adverse Person."

            Following the occurrence of a Triggering Event, each right not owned by the Adverse Person would entitle its holder to purchase, at the right's then current exercise price, Shares having a value of twice the right's then current exercise price. Accordingly, the value of the Shares retained by the Adverse Person would be severely diminished, i.e., the Adverse Person would suffer the "poison" of the Poison Pill. The Reporting Persons always have been careful not to take any step that would cause their ownership of Shares to cross the 10% Poison Pill threshold because they understand full well the consequences of the poison of the Poison Pill.

            Promptly after learning of the Self-Tender Offer, the Reporting Persons asked the Company for assurance that any increase in the proportionate share of the outstanding Shares held by the Reporting Persons solely as a result of the consummation of the Company's Self-Tender Offer or the Possible Ryerson Transaction, and not as a result of any additional purchases of Shares by the Reporting Persons, would not place them in a position in which the Company's Board of Directors could declare them to be an Adverse Person because the Reporting Persons then would own more than 10% of the outstanding Shares.

            On July 29, 1998, after the Company failed to respond to oral requests made over the course of several days for the assurance that the Reporting Persons will not be declared an "Adverse Person" based on any proportionate increase in their beneficial ownership of Shares as described above, Greenway sent a letter to the Company requesting that the Company provide such assurance in writing by countersigning such letter. A copy of that letter is filed herewith as Exhibit 10 and is incorporated herein by reference.

            The Reporting Persons received no written response from the Company to its letter. Rather, late in the afternoon on August 3, 1998, a representative of the Company called Greenway and stated that the Company refused to provide any assurance with respect to whether the Reporting Persons would be deemed a 10% stockholder for purposes of the Poison Pill solely as a result of any increase in the Reporting Persons' proportionate ownership of Shares following the consummation of the Self-Tender Offer or the Possible Ryerson Transaction.

            In the absence of assurance from the Company that a Triggering Event would not occur as a result of the closing of the Self-Tender Offer or Possible Ryerson Transaction, the Reporting Persons commenced legal proceedings in the Court of Chancery of the State of Delaware seeking, among other things, to enjoin the Company and the named individual defendants, their agents and employees, and anyone acting on their behalf, from taking any steps to consummate the Self-Tender Offer, unless the Company agrees that the Reporting Persons will not be deemed to be an "Adverse Person" so long as the Reporting Persons do not acquire beneficial ownership of any Shares in excess of the 4,783,300 Shares already beneficially owned by them or additional Shares that may be received in connection with the Possible Ryerson Transaction. A copy of the Verified Complaint filed with the Court of Chancery is filed herewith as
Exhibit 11 and is hereby incorporated herein by reference. A hearing on the Reporting Persons' motion for a temporary restraining order with respect to the Self-Tender Offer has been scheduled in the Court of Chancery for Monday, August 10, 1998.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            (a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 4,783,300 Shares constituting 9.7% of the


                               Page 12 of 16 Pages
outstanding Shares (the percentage of Shares owned being based upon 49,226,317 Shares outstanding on July 17, 1998 as set forth in the Self-Tender Offer). The Reporting Persons may be deemed to have direct beneficial ownership of Shares as follows:
                                                             Approximate
                                        Number of           Percentage of
                Name                     Shares          Outstanding Shares
                ----                    --------         ------------------
              Greenway                   830,000                1.7%
              Greentree                  355,000                0.7%
              Greenbelt                2,939,600                6.0%
              Greensea                   630,700                1.3%
         Alfred D. Kingsley               28,000                0.1%


            Greenhouse, as the general partner of Greenway, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Shares which Greenway may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, as general partners of Greenhouse, may be deemed to beneficially own Shares which Greenhouse may be deemed to beneficially own. Each of Messrs. Kingsley and Duberstein disclaim beneficial ownership of such Shares for all other purposes.

            Greenhut as the general partner of Greentree may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Shares which Greentree may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, as members of Greenhut, may be deemed to beneficially own Shares which Greenhut may be deemed to beneficially own. Each of Messrs. Kingsley and Duberstein disclaim beneficial ownership of such Shares for all other purposes.

            Greenhut Overseas, as the investment general partner of Greensea, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Shares which Greensea may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, as members of Greenhut Overseas, may be deemed to beneficially own Shares which Greenhut Overseas may be deemed to beneficially own. Each of Messrs. Kingsley and Duberstein disclaim beneficial ownership of such Shares for all other purposes.

            Greenbelt has direct beneficial ownership of the Shares in the accounts which it manages. In addition, Greenbelt is the investment advisor for Greenland Investment Company Limited, a Cayman Islands company ("Greenland"). In such capacity, Greenbelt has the right to vote and direct the disposition of the 519,100 Shares held by Greenland and, consequently, has direct beneficial ownership of such Shares. Substantially all of the equity interests in Greenland are owned by Strategic Investment Partners Limited ("SIPL"). Because SIPL has the right to elect to terminate its investment in Greenland upon less than 60 days' notice and, upon such termination, all securities held by Greenland would be sold by Greenland or, with SIPL's consent, distributed to SIPL in kind, SIPL could be deemed to be the beneficial owner of the Shares held by Greenland. Information concerning SIPL and the identity and background of certain individuals and entities related thereto is set forth on Exhibit 7 to the Amendment No. 4 to the Schedule 13D and incorporated herein by reference. Each of the Messrs. Kingsley and Duberstein, as executive officers and directors of Greenbelt may be deemed to beneficially own Shares which Greenbelt beneficially owns. Each of Messrs. Kingsley and Duberstein disclaim beneficial ownership of such Shares for all other purposes.


                               Page 13 of 16 Pages

            (b) Greenway has the sole power to vote or direct the vote of 830,000 Shares and the sole power to dispose or to direct the disposition of such Shares. Greenhouse and Messrs. Kingsley and Duberstein may be deemed to share with Greenway the power to vote or to direct the vote and dispose or to direct the disposition of such Shares.

            Greentree has the sole power to vote or direct the vote of 355,000 Shares and the sole power to dispose or direct the disposition of such Shares. Greenhut and Messrs. Kingsley and Duberstein may be deemed to share with Greentree the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

            Greensea has the sole power to vote or direct the vote of 630,700 Shares and the sole power to dispose or direct the disposition of such Shares. Greenhut Overseas and Messrs. Kingsley and Duberstein may be deemed to share with Greensea the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

            Greenbelt has the sole power to vote or direct the vote of 2,420,500 Shares held in managed accounts and the 519,100 Shares held by Greenland, and, except as described in Item 5(a) with respect to Greenland, the sole power to dispose or direct the disposition of all such Shares. Messrs. Kingsley and Duberstein may be deemed to share with Greenbelt the power to direct the vote and to dispose or to direct the disposition of such Shares.

            Mr. Kingsley also has the sole power to vote or direct the vote of 28,000 Shares and the sole power to dispose or direct the disposition of such Shares.

            (c) Information concerning transactions in the Shares by the Reporting Persons during the past sixty days or since the most recent filing on
Schedule 13D, whichever is less, is set forth in Exhibit 12 attached hereto, which is incorporated herein by reference.

            (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares, except the dividends from, or proceeds from the sale of Shares in each respective account managed by Greenbelt or held by Greenland will be delivered into each such respective account or Greenland, as the case may be. Neither any such individual account nor Greenland has an interest in more than five percent of the class of outstanding Shares.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            The following Exhibits are filed herewith:

            10. Letter dated July 29, 1998 from Greenway to the Company.

            11. Verified Complaint filed in The Court of Chancery of the State of Delaware in and for New Castle County on August 5, 1998.

            12. Information concerning transactions in the Shares effected by the Reporting Persons in the last sixty days or since the most recent filing on
Schedule 13D, whichever is less.


                               Page 14 of 16 Pages

                                   SIGNATURES


     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.


Dated:   August 6, 1998


GREENHOUSE PARTNERS, L.P.                    GREENWAY PARTNERS, L.P.

                                             By:  Greenhouse Partners, L.P., its
                                                   general partner
By: /s/ Gary K. Duberstein
    ----------------------------------
    Gary K. Duberstein, general              By: /s/ Gary K. Duberstein
     partner                                     -------------------------------
                                                 Gary K. Duberstein, general
                                                   partner

GREENHUT, L.L.C.                             GREENTREE PARTNERS, L.P.

                                             By:  Greenhut, L.L.C., its general
                                                   partner
By: /s/ Gary K. Duberstein
    ----------------------------------
    Gary K. Duberstein, Member               By: /s/ Gary K. Duberstein
                                                 -------------------------------
                                                  Gary K. Duberstein, Member

GREENHUT OVERSEAS, L.L.C.                    GREENSEA OFFSHORE, L.P.

                                             By:  Greenhut Overseas, L.L.C., its
                                                  investment general partner
By: /s/ Gary K. Duberstein
    ----------------------------------
    Gary K. Duberstein, Member               By: /s/ Gary K. Duberstein
                                                 -------------------------------
                                                  Gary K. Duberstein, Member

                                             GREENBELT CORP.

                                             By: /s/ Alfred D. Kingsley
                                                 -------------------------------
                                                  Alfred D. Kingsley, President


                                                 /s/ Alfred D. Kingsley
                                                 -------------------------------
                                                 ALFRED D. KINGSLEY


                                                 /s/ Gary K. Duberstein
                                                 -------------------------------
                                                 GARY K. DUBERSTEIN



                               Page 15 of 16 Pages

                                  EXHIBIT INDEX


EXHIBIT NO.        DESCRIPTION
-----------        -----------

10                 Letter dated July 29, 1998 from Greenway to the Company.

11 Verified Complaint filed in The Court of Chancery of the State of Delaware in and for New Castle County on August 5, 1998.

12 Information concerning transactions in the Shares effected by the Reporting Persons in the last sixty days or since the most recent filing on Schedule 13D, whichever is less.









                               Page 16 of 16 Pages